                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                         Candlewood Hotel Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   13741M 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Liliya Altshuler, Esq., Dewey Ballantine LLP, 1301 Avenue of the Americas,
                     New York, NY 10019 Ph: (212) 259-6354
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ?

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
        The Mutual Life Insurance Company of New York         EIN: 13-1632487)
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of New York
--------------------------------------------------------------------------------

              7.    Sole Voting Power                       342,105
Number of
Shares Bene-  8.    Shared Voting Power                           0
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                  342,105
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                      0
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 342,105
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)    3.65%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   IC
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
        Pecks Management Partners Ltd.         EIN: 11-3015963
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of New York
--------------------------------------------------------------------------------

              7.    Sole Voting Power                       736,842
Number of
Shares Bene-  8.    Shared Voting Power                           0
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                  736,842
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                      0
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 736,842
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)    7.54%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   IA
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Advance Capital Offshore Partners, L.P.
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        Cayman Islands
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                      83,474
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                 83,474
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 83,474
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)     0.9%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   PN
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Advance Capital Partners, L.P.      EIN: 13-3861661
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of Delaware
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                     258,631
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                258,631
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 258,631
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)     2.7%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   PN
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Advance Capital Associates, L.P.      EIN: 13-3861660
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of Delaware
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                     342,105
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                342,105
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 342,105
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)    3.65%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   PN
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Advance Capital Offshore Associates, LDC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        Cayman Islands
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                      83,474
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                 83,474
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 83,474
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)     0.9%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   OO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Advance Capital Management, LLC      EIN:
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of Delaware
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                     342,105
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                342,105
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 342,105
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)    3.65%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   OO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Private Equity Investors III, L.P.     EIN: 13-3946904
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of New York
--------------------------------------------------------------------------------

              7.    Sole Voting Power                             0
Number of
Shares Bene-  8.    Shared Voting Power                     368,421
ficially by   ------------------------------------------------------------------
Owned by
Each          9.    Sole Dispositive Power                        0
Reporting     ------------------------------------------------------------------
Persons With
              10.   Shared Dispositive Power                368,421
              ------------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 368,421, but 736,842 if considered together with Equity-Linked Investors-II
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        3.9% but approximately 7.5% if considered together with Equity-Linked Investors-II
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   PN
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Equity-Linked Investors-II

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        State of New York
--------------------------------------------------------------------------------

               7. Sole Voting Power                             0
Number of      -----------------------------------------------------------------
Shares Bene-   8. Shared Voting Power                     368,421
ficially by    -----------------------------------------------------------------
Owned by
Each           9. Sole Dispositive Power                        0
Reporting      -----------------------------------------------------------------
Persons With
               10. Shared Dispositive Power                368,421
               -----------------------------------------------------------------

              11. Aggregate Amount Benefically Owned by Each Reporting Person 368,421, but 736,842 if considered together with Private Equity Investors III, L.P.
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        3.9%, but approximately 7.5% if considered together with Private Equity Investors III, L.P.

--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)   PN
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Rohit Mojilal Desai     SS#: ###-##-####
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)                   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------

        United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power                             0
Shares Bene-       -------------------------------------------------------------
ficially by    8. Shared Voting Power                     736,842
Owned by           -------------------------------------------------------------
Each           9. Sole Dispositive Power                        0
Reporting          -------------------------------------------------------------
Persons With   10. Shared Dispositive Power               736,842
                   -------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               736,842
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11) 7.5%
--------------------------------------------------------------------------------

14.     Type of Reporting Person  (See Instructions)          IN
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Desai Capital Management Incorporated
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions)                   AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------
        State of New York
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                             0
Shares Bene-   -----------------------------------------------------------------
ficially by    8. Shared Voting Power                     736,842
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power                        0
Reporting      -----------------------------------------------------------------
Persons With   10. Shared Dispositive Power               736,842
               -----------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               736,842
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)    7.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)          IA, CO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  LNR Candlewood Holdings, Inc.     EIN: 65-0784576
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions)                   WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------
        State of Nevada
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                             0
Shares Bene-   -----------------------------------------------------------------
ficially by    8. Shared Voting Power                     736,842
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power                        0
Reporting      -----------------------------------------------------------------
Persons With   10. Shared Dispositive Power               736,842
               -----------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               736,842
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)    7.54%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Leisure Colony Management Corp. EIN: 59-1091627
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
        ------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions)                   WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------
        State of Florida
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                             0
Shares Bene-   -----------------------------------------------------------------
ficially by    8. Shared Voting Power                     736,842
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power                        0
Reporting      -----------------------------------------------------------------
Persons With   10. Shared Dispositive Power               736,842
               -----------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               736,842
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)    7.54%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  LNR Property Corporation   EIN: 65-0777234
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions)                   WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------
        State of Delaware
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                             0
Shares Bene-   -----------------------------------------------------------------
ficially by    8. Shared Voting Power                     736,842
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power                        0
Reporting      -----------------------------------------------------------------
Persons With   10. Shared Dispositive Power               736,842
               -----------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               736,842
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)    7.54%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  Allied Capital Corporation      EIN:  52-1081052
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group  (See Instructions)

        (a)      X
--------------------------------------------------------------------------------

        (b)
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions)                   WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
--------------------------------------------------------------------------------
        State of Maryland
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                       342,105
Shares Bene-   -----------------------------------------------------------------
ficially by    8. Shared Voting Power                           0
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power                  342,105
Reporting      -----------------------------------------------------------------
Persons With   10. Shared Dispositive Power                     0
               -----------------------------------------------------------------
               11. Aggregate Amount Benefically Owned by Each Reporting Person
               342,105
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)    3.65%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------

Item I. Security and Issuer.

    This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Candlewood Hotel Company, Inc., a Delaware Corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below), through their respective holdings of Series A Cumulative Convertible Preferred Stock, par value $.01 per share ("Preferred Stock") of the Issuer convertible into Common Stock at the option of the holder. The Issuer's principal executive offices are located at Lakepoint Office Park 9342 East Central, Wichita, Kansas 67206-2555.

Item 2. Identity and Background.

    This statement is filed by The Mutual Life Insurance Company of New York, a New York insurance company ("MONY"), Pecks Management Partners Ltd., a New York corporation ("PECKS"), Advance Capital Offshore Partners, L.P., a Cayman Islands limited partnership ("Advance Offshore I"), Advance Capital Partners, L.P., a Delaware limited partnership ("Advance Capital I"), Advance Capital Offshore Associates, LDC, a Cayman Islands limited duration company and the general partner of Advance Offshore I ("Advance Offshore II"), Advance Capital Associates, L.P., a Delaware limited partnership, the general partner of Advance Capital I and the majority shareholder of Advance Offshore II ("Advance Capital II"), Advance Capital Management, LLC, a Delaware limited liability company and the managing general partner of Advance Capital II ("Advance Capital III"), Private Equity Investors III, L.P., a Delaware limited partnership ("PEI-III"), Equity-Linked Investors-II, a New York limited partnership ("ELI-II"), Rohit Mojilal Desai, an individual ("Desai"), Desai Capital Management Incorporated, a New York corporation and the investment adviser to PEI-III and ELI-II ("DCMI"), LNR Candlewood Holdings, Inc., a Nevada corporation ("LNR"), Leisure Colony Management Corp., a Florida corporation and the sole shareholder of LNR ("Leisure"), LNR Property Corporation, a Delaware corporation and the sole shareholder of Leisure ("LNR Property"), Allied Capital Corporation, a Maryland corporation ("Allied") (individually, a "Reporting Person", and collectively, the "Reporting Persons"). Advance Offshore I, Advance Offshore II, Advance Capital I, Advance Capital II and Advance Capital III are collectively referred to herein as "Advance Capital". PEI-III, ELI-II, Desai and DCMI are collectively referred to herein as "DESAI". LNR, Leisure and LNR Property are collectively referred to herein as "LNR Entities".

    The Reporting Persons constitute a group as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated May 29, 1998, a copy of which is attached hereto as Schedule I.

Item 2 (a), (b), (c).

    1. MONY. MONY is a New York insurance company with its principal executive offices located at 1740 Broadway, New York, New York 10019. It operates primarily in the insurance industry. For information with respect to the identity and principal occupation of each executive officer and trustee of MONY see Schedule II attached hereto.

    2. PECKS. PECKS is a New York corporation with its principal executive offices located at One Rockefeller Plaza, Suite 900, New York, New York 10020. PECKS is a registered investment adviser. For information with respect to the identity and principal occupation of each executive officer and director of PECKS see Schedule III attached hereto.

    3. Advance Capital. Advance Offshore I is a Cayman Islands limited partnership and it operates as an investment fund. Advance Offshore II is a Cayman Islands limited duration company and its principal occupation is to act as the general partner of Advance Offshore I. Principal executive offices of Advance Offshore I and Advance Offshore II are located at CITCO Fund Services, Safehaven Centre, Grand Cayman, Cayman Islands. Advance Capital I is a Delaware limited partnership and it operates as an investment fund. Advance Capital II is a Delaware limited partnership and its principal occupation is to act as the general partner of Advance Capital I. Advance Capital II is the majority shareholder of Advance Offshore II. Advance Capital III is a Delaware limited liability company and its principal occupation is to act as the managing general partner of Advance Capital II. Principal executive offices of Advance Capital I, Advance Capital II and Advance Capital III are located at 660 Madison Avenue, 15th Fl., New York, New York 10021. For information with respect to the identity and principal occupation of each member of Advance Capital III see Schedule IV attached hereto.

    4. DESAI. PEI-III is a Delaware limited partnership. ELI-II is a New York limited partnership. The principal business of PEI-III and ELI-II is investing in portfolio of convertible debt securities, convertible preferred stock and other debt securities with equity features. Rohit M. Desai Associates III, LLC ("RMDA-III") is a Delaware limited liability company and the general partner of PEI-III. RMDA-III has no business activities other than acting as PEI-III's general partner. Rohit M. Desai Associates-II ("RMDA-II") is a New York general partnership and the general partner of ELI-II. RMDA-II has no business activities other than acting as ELI-II's general partner. The managing member of RMDA-III is Desai. The principal occupation and employment of Desai is as the president, treasurer and chairman of the board of directors of DCMI, as the managing member of RMDA-III, and as the managing general partner of RMDA-II. Desai is a United States citizen. The partners of RMDA-II are Desai, Katharine
B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987). The principal occupation and employment of Katharine B. Desai is as the secretary and director of DCMI. The principal occupation and employment of Joseph F. McDonald is as a member of the law firm Morgan, Lewis & Bockius. DCMI is a New York corporation whose principal business is to act as an investment adviser. DCMI acts as an investment adviser to PEI-III, ELI-II and other entities. For information with respect to the identity, principal occupation and business address of the sole stockholder, directors and executive officers of DCMI see
Schedule V attached hereto. The business address of each of the above referenced entities and individuals, except Joseph F. McDonald, is 540 Madison Avenue, 36th Floor, New York, New York 10022. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius, 101 Park Avenue, New York, New York 10178

    5. LNR Entities. LNR is a Nevada corporation and its principal business is holding stock of the Issuer. Leisure is a Florida corporation and the sole shareholder of LNR. LNR Property is a Delaware corporation and the sole shareholder of Leisure. LNR Property and Leisure are real estate investment and management companies. Leisure is the entity through which LNR Property owns interests in its other subsidiaries. Principal executive offices of LNR, Leisure and LNR Property are located at 760 N.W. 107 Avenue, Suite 300, Miami, Florida 33172. For information with respect to the identity and principal occupation of each executive officer and director of LNR, Leisure and LNR Property see
Schedule VI attached hereto.

    6. Allied. Allied is a Maryland corporation and it operates as a small business development company. Its principal executive offices are located at 1666 K Street, N.W. 9th Fl., Washington, DC 20006. For information with respect to the identity and principal occupation of each executive officer and director of Allied see Schedule VII attached hereto.

Item 2 (d), (e).

    During the last five years, neither any Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified on Schedules II through VII has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f).

    To the best knowledge of the applicable Reporting Person, all persons identified in Schedules II through VII are United States citizens, except as specifically provided in the respective schedule.

Item 3. Source and Amount of Funds or Other Consideration.

    The shares of Common Stock of the Issuer are beneficially owned by the Reporting Persons through their respective purchases pursuant to the Stock Purchase

Agreement dated September 22, 1997 among the Issuer, the Reporting Persons and certain other purchasers of the shares of Preferred Stock of the Issuer.

    1. MONY acquired 1,540 shares of Preferred Stock on September 23, 1997 for a purchase price of $1,540,000 and 1,710 shares of Preferred Stock on October 3, 1997 for a purchase price of $1,710,000. MONY used its general account assets in the amount of $3,250,000 to finance these purchases.

    2. PECKS acquired 3,320 shares of Preferred Stock on September 23, 1997 for a purchase price of $3,320,000 and 3,680 shares of Preferred Stock on October 3, 1997 for a purchase price of $3,680,000. PECKS used its investment funds in the amount of $7,000,000 to finance these purchases.

    3. Advance Offshore I acquired 793 shares of Preferred Stock on October 3, 1997 for a purchase price of $793,000. Advance Capital I acquired 2,457 shares of Preferred Stock on October 3, 1997 for a purchase price of $2,457,000. Funds in the aggregate amount of $3,250,000 necessary for the purchases were provided by capital contributions of limited partners and general partners of Advance Offshore I and Advance Capital I, respectively.

    4. PEI-III acquired 3,500 shares of Preferred Stock on October 3, 1997 for a purchase price of $3,500,000. ELI-II acquired 3,500 shares of Preferred Stock on October 3, 1997 for a purchase price of $3,500,000. In making these purchases, PEI-III and ELI-II used working capital from their respective operating accounts, which are funded by capital contributions from the limited partners of PEI-III and ELI-II and gains and proceeds from PEI-III's and ELI-II's investment portfolios.

    5. LNR acquired 3,320 shares of Preferred Stock on September 23, 1997 for a purchase price of $3,320,000 and 3,680 shares of Preferred Stock on October 3, 1997 for a purchase price of $3,680,000. LNR used its corporate cash flow in the aggregate amount of $7,000,000 to finance these purchases.

    6. Allied Capital Corporation acquired 939 shares of Preferred Stock on September 23, 1997 for a purchase price of $939,000 and 1,043 shares of Preferred Stock on October 3, 1997 for a purchase price of $1,043,000. Allied Capital Corporation II acquired 601 shares of Preferred Stock on September 23, 1997 for a purchase price of $601,000 and 667 shares of Preferred Stock on October 3, 1997 for a purchase price of $667,000. Allied Capital Corporation and Allied Capital Corporation II acquired the Preferred Stock using their respective corporate equity. On December 31, 1997, Allied Capital Corporation and Allied Capital Corporation II have merged and formed Allied. Allied presently holds 3,250 shares of Preferred Stock of the Issuer.

Item 4. Purpose of Transaction.

    The Reporting Persons hold Preferred Stock for the purpose of investment, in view of capital appreciation of securities.

    The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

    In connection with the issuance of Preferred Stock, the following changes resulted:

    a). The maximum number of the directors of the Issuer was increased from seven (7) to ten (10) directors and three directors were added to the Board. The three new directors, elected by a majority of the Board, are: Messrs. Robert Cresci, Robert Morris and Frank Pados.

    b). The Board of Directors authorized issuance of 65,000 shares of Preferred Stock and reserved 6,842,105 shares of Common Stock to be issued upon conversion of the Preferred Stock or such lesser or greater number of shares of Common Stock as the then outstanding shares of Preferred Stock are convertible into.

    c). The Issuer's charter and bylaws were amended so as to reflect changes in capitalization and in the structure of the Board of Directors of the Issuer.

    Subject to the foregoing, none of the following events has happened or is contemplated by the Reporting Persons:

    1). The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    2). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    3). A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    4). Any other material change in the Issuer's business or corporate structure;

    5). Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    6). Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    7). A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    8). Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

Item 5 (a), (b).

    The Reporting Persons together beneficially own an aggregate of 3,236,842 shares of Common Stock or approximately 26.4% of the issued and outstanding shares of Common Stock through holding of an aggregate of 30,750 shares of Preferred Stock of the Issuer (preferences and special rights of Preferred Stock are listed in the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") attached hereto as Exhibit D). Preferred Stock has face value of $1,000 per share and is convertible at the option of the Reporting Persons into Common Stock of the Issuer at a price of $9.50 per share. Pursuant to the Certificate of Designation, holders of the shares of Preferred Stock are entitled, upon the failure of the Issuer to redeem the shares of Preferred Stock in accordance with the mandatory redemption provisions of the Certificate of Designation, to receive warrants to purchase additional Common Stock of the Issuer ("Warrants") upon terms and conditions stated in the Form of Warrant attached hereto as Exhibit E. The Reporting Persons, therefore, may be entitled to receive Warrants to purchase additional Common Stock of the Issuer. According to the information provided by the Issuer to the Reporting Persons, the Issuer presently has 9,025,000 shares of Common Stock issued and outstanding. Preferred Stock votes on an "as converted" basis on all matters calling for a vote of Common Stock shareholders.

    If the Issuer grants, issues or sells any rights or options to purchase stock, warrants or other property ("Purchase Rights") pro rata to the holders of Common Stock, the Reporting Persons are entitled, pursuant to the Certificate of Designation, to a right, at their option, either to have the conversion price of Preferred Stock adjusted, or to acquire such Purchase Rights as they could have acquired if they held the number of shares of Common Stock issuable upon conversion of Preferred Stock held by them immediately prior to the time the Issuer granted, issued or sold such Purchase Rights.

    1. MONY. MONY beneficially owns 342,105 shares of Common Stock of the Issuer through its holdings of 3,250 shares of Preferred Stock of the Issuer. If MONY were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 3.65% of the issued and outstanding shares of Common Stock. To the best knowledge of MONY, no person other than MONY has the power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by MONY.

    2. PECKS. PECKS beneficially owns 736,842 shares of Common Stock of the Issuer through its holdings of 7,000 shares of Preferred Stock of the Issuer. If PECKS were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 7.54% of the issued and outstanding shares of Common Stock. To the best knowledge of PECKS, no person other than PECKS has the power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by PECKS.

    3. Advance Capital. Advance Offshore I beneficially owns 83,474 shares of Common Stock of the Issuer through its holdings of 793 shares of Preferred Stock of the Issuer. If Advance Offshore I were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 0.9% of the issued and outstanding shares of Common Stock. Advance Capital I beneficially owns 258,631 shares of Common Stock of the Issuer through its holdings of 2,457 shares of Preferred Stock of the Issuer. If Advance Capital I were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 2.7% of the issued and outstanding shares of Common Stock. Advance Offshore I shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which it may be deemed to beneficially own with Advance Offshore II, its general partner. Advance Capital II, the majority shareholder of Advance Offshore II and the general partner of Advance Capital I, has shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which Advance Offshore I and Advance Capital I may be deemed to beneficially own. Advance Capital III, the managing general partner of Advance Capital II, has shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which Advance Offshore I and Advance Capital I may be deemed to beneficially own.

    4. DESAI. PEI-III beneficially owns 368,421 shares of Common Stock of the Issuer through its holdings of 3,500 shares of Preferred Stock of the Issuer. If PEI-III were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 3.9% of the issued and outstanding shares of Common Stock. The power to vote or to direct the vote and to dispose of or to direct the disposition of shares of Common Stock held by PEI-III is vested in its general partner RMDA-III but such decisions (and similar decisions with respect to the rest of PEI-III's investment portfolio) may also be made by DCMI under an investment and advisory agreement between PEI-III and DCMI.

    ELI-II beneficially owns 368,421 shares of Common Stock of the Issuer through its holdings of 3,500 shares of Preferred Stock of the Issuer. If ELI-II were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 3.9% of the issued and outstanding shares of Common Stock. The power to vote or to direct the vote and to dispose of or to direct the disposition of shares of Common Stock held by ELI-II is vested in its general partner RMDA-II but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI.

    Desai is the managing general partner of RMDA-II, managing member of RMDA-III and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katherine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-II and trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-II. Joseph F. McDonald is the trustee of the Rohit M. Desai Family Trust. Frank J. Pados, Jr. is an executive vice president of DCMI. Damon H. Ball and Thomas P. Larsen are senior vice presidents of DCMI. Timothy R. Kelleher, Andre J. McSherry and Tom W. Perlmutter are vice presidents of DCMI. DCMI and Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to other securities held by PEI-III and ELI-II. Pursuant to Rule 13d under the Securities Exchange Act of 1934, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald and each person identified and listed in Schedule V hereby declare that the filing of this Schedule 13D shall not be construed as an admission that any person other than PEI-III and ELI-II is the beneficial owner of any securities covered by this Schedule 13D, or that PEI-III and ELI-II is the beneficial owner of any securities held by the other.

    5. LNR Entities. LNR beneficially owns 736,842 shares of Common Stock of the Issuer through its holdings of 7,000 shares of Preferred Stock of the Issuer. If LNR were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 7.54% of the issued and outstanding shares of Common Stock. Leisure, as the sole shareholder of LNR, and LNR Property, as the sole shareholder of Leisure, each has shared power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by LNR.

    6. Allied. Allied beneficially owns 342,105 shares of Common Stock of the Issuer through its holdings of 3,250 shares of Preferred Stock of the Issuer. If Allied were to convert all its shares of Preferred Stock into shares of Common Stock, it would own approximately 3.65% of the issued and outstanding shares of Common Stock. To the best knowledge of Allied, no person other than Allied has the power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by Allied.

Item 5 (c).

    The Reporting Persons have not effected any transactions in the Preferred or Common Stock of the Issuer during the past sixty days.

Item 5(d).

    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock into which the shares of the Preferred Stock beneficially owned by the Reporting Persons are convertible.

Item 5(e).

    Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

    The Reporting Persons are parties to the Stockholders Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the Reporting Persons agreed to vote their shares for certain nominees for election to the Board of Directors. One nominee is to be designated by PECKS. The current designee of PECKS is Mr. Robert Cresci. One nominee is to be designated by PEI-III and ELI-II, jointly. The current designee of PEI-III and ELI-II is Mr. Frank Pados. The Stockholders Agreement is attached hereto as Exhibit B.

    The Reporting Persons are parties to the Registration Rights Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders (the "Registration Rights Agreement"). The Registration Rights Agreement is attached hereto as Exhibit C.

    Except as described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A: Resolutions of Issuer's Board of Directors in connection with issuance of the Preferred Stock.

Exhibit B: Stockholders Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders.*

Exhibit C: Registration Rights Agreement dated September 22, 1997 among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack
P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the Preferred Stockholders.*

Exhibit D: Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series A Cumulative Convertible Preferred Stock of the Issuer certified by the Office of the Secretary of State of the State of Delaware on September 22, 1997.*

Exhibit E:  Form of Warrant.


* These documents were filed with the Securities and Exchange Commission by the Issuer on October 8, 1997, as Exhibits 4, 10.2 and 10.3 to its Form 8-K for the period ended September 23, 1997 (SEC File # 000-21583) and are incorporated herein by reference.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1998


                                J. ROMEO & CO., as nominee for The
                                Mutual Life Insurance Company of New
                                York


                                By: /s/ Peter Coccia
                                   -------------------------------------------
                                   Name:  Peter Coccia
                                   Title: Partner

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1998

                                PECKS MANAGEMENT PARTNERS LTD.


                                By: /s/ Robert J. Cresci
                                   -------------------------------------------
                                   Name:  Robert J. Cresci
                                   Title: Managing Director

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1998


                                ADVANCE CAPITAL PARTNERS, L.P.
                                By: Advance Capital Associates, L.P.
                                    By: Advance Capital Management,
                                        LLC


                                    By: /s/ Robert A. Bernstein
                                       ----------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal

                                ADVANCE CAPITAL OFFSHORE PARTNERS, L.P.
                                By: Advance Capital Offshore Associates,
                                    LDC
                                    By: Advance Capital Associates,
                                        L.P.
                                    By: Advance Capital Management,
                                        LLC



                                    By: /s/ Robert A. Bernstein
                                       ----------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal

                                 ADVANCE CAPITAL OFFSHORE ASSOCIATES, LDC
                                 By: Advance Capital Associates, L.P.
                                     By: Advance Capital Management,
                                         LLC


                                    By: /s/ Robert A. Bernstein
                                       ----------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal

                                ADVANCE CAPITAL ASSOCIATES, L.P.
                                By: Advance Capital Management, LLC

                                By: /s/ Robert A. Bernstein
                                   ------------------------------------------
                                   Name:  Robert A. Bernstein
                                   Title: Principal

                                ADVANCE CAPITAL MANAGEMENT, LLC

                                By: /s/ Robert A. Bernstein
                                   ------------------------------------------
                                   Name:  Robert A. Bernstein
                                   Title: Principal

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1998

                                PRIVATE EQUITY INVESTORS III, L.P.
                                By: Rohit M. Desai Associates III, LLC
                                    General Partner

                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: Managing Member

                                EQUITY-LINKED INVESTORS-II
                                By: Rohit M. Desai Associates-II
                                    General Partner


                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: Managing General Partner

                                   DESAI CAPITAL MANAGEMENT INCORPORATED


                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: President


                                    /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Rohit M. Desai

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1998

                                LNR CANDLEWOOD HOLDINGS, INC.


                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President

                                LEISURE COLONY MANAGEMENT CORP.


                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President

                                LNR PROPERTY CORPORATION


                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 1998

                                ALLIED CAPITAL CORPORATION


                                By: /s/ Kelly A. Anderson
                                   ------------------------------------------
                                   Name:  Kelly A. Anderson
                                   Title: Principal and Treasurer

                                                                    Schedule I

                             JOINT FILING AGREEMENT



    The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Candlewood Hotel Company, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: May 29, 1998


                                J. ROMEO & CO., as nominee for The
                                Mutual Life Insurance Company of New
                                York


                                By: /s/ Peter Coccia
                                   ------------------------------------------
                                   Name:  Peter Coccia
                                   Title: Partner


                                PECKS MANAGEMENT PARTNERS LTD.


                                By: /s/ Robert J. Cresci
                                   ------------------------------------------
                                   Name:  Robert J. Cresci
                                   Title: Managing Director


                                ADVANCE CAPITAL PARTNERS, L.P.
                                By: Advance Capital Associates, L.P.
                                    By: Advance Capital Management,
                                        LLC


                                    By: /s/ Robert A. Bernstein
                                       -------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal


                                ADVANCE CAPITAL OFFSHORE PARTNERS, L.P.
                                By: Advance Capital Offshore Associates,
                                    LDC

                                    By: Advance Capital Associates,
                                        L.P.
                                        By: Advance Capital Management,
                                            LLC


                                    By: /s/ Robert A. Bernstein
                                       ----------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal


                                ADVANCE CAPITAL OFFSHORE ASSOCIATES, LDC
                                By: Advance Capital Associates, L.P.
                                    By: Advance Capital Management,
                                        LLC

                                    By: /s/ Robert A. Bernstein
                                       ----------------------------------------
                                       Name:  Robert A. Bernstein
                                       Title: Principal

                                ADVANCE CAPITAL ASSOCIATES, L.P.
                                By: Advance Capital Management, LLC

                                By: /s/ Robert A. Bernstein
                                   ------------------------------------------
                                   Name:  Robert A. Bernstein
                                   Title: Principal


                                ADVANCE CAPITAL MANAGEMENT, LLC

                                By: /s/ Robert A. Bernstein
                                   ------------------------------------------
                                   Name:  Robert A. Bernstein
                                   Title: Principal


                                 PRIVATE EQUITY INVESTORS III, L.P.
                                 By: Rohit M. Desai Associates III, LLC
                                     General Partner

                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: Managing Member

                                EQUITY-LINKED INVESTORS-II
                                By: Rohit M. Desai Associates-II
                                    General Partner

                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: Managing General Partner


                                 DESAI CAPITAL MANAGEMENT INCORPORATED

                                By: /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Name: Rohit M. Desai
                                   Title: President

                                   /s/ Rohit M. Desai
                                   ------------------------------------------
                                   Rohit M. Desai

                                 LNR CANDLEWOOD HOLDINGS, INC.

                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President


                                LEISURE COLONY MANAGEMENT CORP.

                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President


                                LNR PROPERTY CORPORATION

                                By: /s/ Shelly Rubin
                                   ------------------------------------------
                                   Name:  Shelly Rubin
                                   Title: Vice President

                                ALLIED CAPITAL CORPORATION

                                By: /s/ Kelly A. Anderson
                                   ------------------------------------------
                                   Name:  Kelly A. Anderson
                                   Title: Principal and Treasurer

                                                                  Schedule II

                  THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK


Executive Officers:
-------------------

     Name:             Principal Occupation:               Business Address:

Michael I. Roth     Chief Executive Officer            1740 Broadway, New York,
                                                       New York 10019

Samuel J. Foti      President and Chief Operating      1740 Broadway, New York,
                    Officer                            New York 10019

Richard Daddario    Executive Vice President and       1740 Broadway, New York,
                    Chief Financial Officer            New York 10019

Kenneth M. Levine   Executive Vice President and       1740 Broadway, New York,
                    Chief Investment Officer           New York 10019



Trustees:
---------


     Name:                 Principal Occupation:        Business Address:

Claude M. Ballard, Jr.     Self Employed Investor     85 Broad Street, 10th Fl.
                                                      New York, New York 10004

Tom H. Barrett             Self Employed              One Cascade Plaza, Akron,
                                                      Ohio 44308

David L. Call              Retired Professor-         108 Comstock Road, Ithaca,
                           Corporate Director         New York 14850

G. Robert Durham           Retired Chief Executive    943 Seddon Cove Way,
                           Officer of Walter Ind.     Tampa, Florida 33602

James B. Farley            Trustee of The Mutual      1740 Broadway, New York,
                           Life Insurance             New York 10019
                           Company of New York

Samuel J. Foti             President and Chief        1740 Broadway, New York,
                           Operating Officer of The   New York 10019
                           Mutual Life Insurance
                           Company of New York

Robert Holland, Jr.        Owner of Work Place        30800 Telegraph Biaghan
                           Integrators                Farms, Michigan 48028

James L. Johnson           Retired Chairman Emeritus  One Stamford Forum,
                           of GTE Corp.               Stamford, Connecticut
                                                      06901

Robert R. Kiley            Executive, New York City   One Battery Park Plaza,
                           Partnership, Inc.          New York, New York
                                                      10004-1479

Kenneth M. Levine          Executive Vice President   1740 Broadway, New York,
                           and Chief Investment       New York 10019
                           Officer of The Mutual
                           Life Insurance Company
                           of New York

John R. Meyer              Professor Emeritus,        Harvard University
                           Harvard University         Cambridge, Massachusetts
                                                      02138

Jane C. Pfeiffer           Management Consultant      90 Field Point Circle,
                                                      Greenwich, Connecticut
                                                      06830

Michael I. Roth            Chief Executive Officer    1740 Broadway, New York,
                           of The Mutual Life         New York 10019
                           Insurance Company of New
                           York

Thomas C. Theobald         Director/Investor          222 W. Adams Street,
                           WM Blair Capital Partners  Chicago, Illinois 60606

                                                                Schedule III

                         PECKS MANAGEMENT PARTNERS LTD.


Executive Officers:


    Name:                  Principal Occupation:          Business Address:

Robert J. Cresci            Managing Director          One Rockefeller Plaza
                                                       New York, New York 10020

Arthur W. Berry             Managing Director          One Rockefeller Plaza
                                                       New York, New York 10020

Elaine E. Healy             Vice President             One Rockefeller Plaza
                                                       New York, New York 10020

                                                               Schedule IV

                         ADVANCE CAPITAL MANAGEMENT, LLC

Members:

   Name:                   Principal Occupation:           Business Address:

Robert A. Bernstein     Investment Banking, Leeds     660 Madison Avenue, 15th
                        Group Inc.                    Floor, New York, New York
                                                      10021

Ethan A. Budin          Investment Banking, Leeds     660 Madison Avenue, 15th
                        Group Inc.                    Floor, New York, New York
                                                      10021


Jeffrey T. Leeds        Investment Banking, Leeds     660 Madison Avenue, 15th
                        Group Inc.                    Floor, New York, New York
                                                      10021

Select Equity Group,    Money Manager                 380 Lafayette Street, 6th
Inc.                                                  Floor, New York, New York
                                                      10003


    Select Equity Group, Inc. is a subchapter S corporation incorporated in the State of New York. The shareholders of Select Equity Group, Inc. are:

    Name:               Principal Occupation:          Business Address:

George S. Loening       Money Management, Select      380 Lafayette Street, 6th
                        Equity Group, Inc.            Floor, New York, New York
                                                      10003

John Britton            Money Management, Select      380 Lafayette Street, 6th
                        Equity Group, Inc.            Floor, New York, New York
                                                      10003

Amor Towles             Money Management, Select      380 Lafayette Street, 6th
                        Equity Group, Inc.            Floor, New York, New York
                                                      10003

                                                                   Schedule V

                      DESAI CAPITAL MANAGEMENT INCORPORATED
                              investment advisor to
       Private Equity Investors III, L.P. and Equity-Linked Investors-II.

    The business address of each of the persons listed below is 540 Madison Avenue, 36th Floor, New York, New York 10022.

    The names and principal occupations of the Executive Officers of DCMI are as follows:


Rohit M. Desai                   President, Treasurer and Chairman of the
                                 Board of DCMI, director and sole
                                 stockholder of DCMI, managing member of
                                 RMDA-III and managing general partner of RMDA-II

Katharine B. Desai               Secretary and Director of DCMI

Frank J. Pados, Jr.              Executive Vice President

Damon H. Ball                    Senior Vice President

Thomas P. Larsen                 Senior Vice President

Timothy R. Kelleher              Vice President

Andre J. McSherry                Vice President

Tom W. Perlmutter                Vice President

    The names and principal occupations of the Directors of DCMI are as follows:

Rohit M. Desai                   President, Treasurer and Chairman of the
                                 Board of DCMI, director and sole
                                 stockholder of DCMI, managing member of
                                 RMDA-III and managing general partner of RMDA-II

Katharine B. Desai               Secretary and Director of DCMI

                                                                 Schedule VI

                          LNR CANDLEWOOD HOLDINGS, INC.

Directors:

    Name:              Principal Occupation:              Business Address:

Leonard Miller         Chairman of the Board, Lennar      700 N.W. 107 Ave
                       Corporation                        Miami, Florida 33172

Stuart A. Miller       Chairman of the Board, LNR         700 N.W. 107 Ave
                       Property Corporation;              Miami, Florida 33172
                       President and Chief
                       Executive Officer, Lennar
                       Corporation

Steven J. Saiontz      Chief Executive Officer, LNR       760 N.W. 107 Ave
                       Property Corporation               Suite 314
                                                          Miami, Florida 33172

Executive Officers:

   Name:               Principal Occupation:              Business Address:

Jeffrey P. Krasnoff    President, LNR Property            760 N.W. 107 Ave
                       Corporation                        Suite 300
                                                          Miami, Florida 33172

Shelly Rubin           Vice President-Finance, LNR        760 N.W. 107 Ave
                       Property Corporation               Suite 300
                                                          Miami, Florida 33172

Mark A. Griffith       President, Lennar Georgia          101 Marietta Street
                       Partners, Inc.                     Suite 3600
                                                          Atlanta, Georgia 30303

Ronald Schrager        President, Lennar Florida          760 N.W. 107 Ave
                       Partners, Inc.                     Suite 400
                                                          Miami, Florida 33172

Thekla Blaser          Chief Financial Officer,           760 N.W. 107 Ave
                       Lennar Florida Partners, Inc.      Suite 400
                                                          Miami, Florida 33172

Mark T. Briggs         Chief Financial Officer,           101 Marietta Street
                       Lennar Georgia Partners, Inc.      Suite 3600
                                                          Atlanta, Georgia 30303

Glenn Grossman         Chief Financial Officer, LNR     c/o 760 N.W. 107 Ave
                       Japan II, Inc.                   Suite 400
                                                        Miami, Florida 33172

Michelle Simon         Corporate Counsel and            101 Marietta Street
                       Secretary, LNR Property          Suite 3600
                       Corporation                      Atlanta, Georgia 30303

John T. McMickle       Controller/Assistant             760 N.W. 107 Ave
                       Secretary, LNR Property          Suite 300
                       Corporation                      Miami, Florida 33172

Margaret Jordan        Treasurer, LNR Property          760 N.W. 107 Ave
                       Corporation                      Suite 300
                                                        Miami, Florida 33172


                         LEISURE COLONY MANAGEMENT CORP.

Directors:
----------

   Name:              Principal Occupation:             Business Address:

Leonard Miller        Chairman of the Board,            700 N.W. 107 Ave
                      Lennar Corporation                Miami, Florida 33172

Stuart A. Miller      Chairman of the Board, LNR        700 N.W. 107 Ave
                      Property Corporation; President   Miami, Florida 33172
                      and Chief Executive Officer,
                      Lennar Corporation

Steven J. Saiontz     Chief Executive Officer, LNR      760 N.W. 107 Ave
                      Property Corporation              Suite 314
                                                        Miami, Florida 33172

Executive Officers;
-------------------

   Name:               Principal Occupation:            Business Address:

Jeffrey P. Krasnoff    President, LNR Property          760 N.W. 107 Ave
                       Corporation                      Suite 300
                                                        Miami, Florida 33172

Shelly Rubin           Vice President-Finance, LNR      760 N.W. 107 Ave
                       Property Corporation             Suite 300
                                                        Miami, Florida 33172

Mark A. Griffith       President, Lennar Georgia        101 Marietta Street
                       Partners, Inc.                   Suite 3600
                                                        Atlanta, Georgia 30303

Ronald Schrager        President, Lennar Florida        760 N.W. 107 Ave
                       Partners, Inc.                   Suite 400
                                                        Miami, Florida 33172

David Team             President, Lennar Partners       18401 Von Karman Ave
                       California, Inc.                 Suite 540
                                                        Irvine, California 92612

Sylvia G. Bernstein    Vice President, Lennar           760 N.W. 107 Ave
                       Florida Partners, Inc.           Suite 300
                                                        Miami, Florida 33172

Thekla Blaser          Chief Financial Officer,         760 N.W. 107 Ave
                       Lennar Florida Partners, Inc.    Suite 400
                                                        Miami, Florida 33172

Mark T. Briggs         Chief Financial Officer,         101 Marietta Street
                       Lennar Georgia Partners, Inc.    Suite 3600
                                                        Atlanta, Georgia 30303

Dan Grable             Chief Financial Officer,         18401 Von Karman Ave
                       Lennar Partners California,      Suite 540
                       Inc.                             Irvine, California 92612

Glenn Grossman         Chief Financial Officer, LNR     c/o 760 N.W. 107 Ave
                       Japan II, Inc.                   Suite 400
                                                        Miami, Florida 33172

Michelle Simon         Corporate Counsel and            101 Marietta Street
                       Secretary, LNR Property          Suite 3600
                       Corporation                      Atlanta, Georgia 30303

John T. McMickle       Controller/Assistant Secretary,  760 N.W. 107 Ave
                       LNR Property Corporation         Suite 300
                                                        Miami, Florida 33172

Margaret Jordan        Treasurer, LNR Property          760 N.W. 107 Ave
                       Corporation                      Suite 300
                                                        Miami, Florida 33172


                            LNR PROPERTY CORPORATION

Directors:
----------

    Name:               Principal Occupation:             Business Address:

Brian L. Bilzin         Partner, Bilzin Sumberg     2500 First Union Financial
                        Dunn Price & Axelrod, LLP   Center
                                                    Miami, Florida 33131-2336

Sue M. Cobb             Managing Director and       23333 Ponce de Leon Blvd
                        General Counsel, Cobb       Coral Gables, Florida 33134
                        Partners, Inc.

Carlos M. de la Cruz    Chairman of the Board,      3201 N.W. 72nd Ave
                        Eagle Brands, Inc.          Miami, Florida 33122

Leonard Miller          Chairman of the Board,      700 N.W. 107 Ave
                        Lennar Corporation          Miami, Florida 33172

Stuart A. Miller        Chairman of the Board,      700 N.W. 107 Ave
                        LNR Property Corporation;   Miami, Florida 33172
                        President and Chief
                        Executive Officer,
                        Lennar Corporation

Steven J. Saiontz       Chief Executive Officer,    760 N.W. 107 Ave
                        LNR Property Corporation.   Suite 314
                                                    Miami, Florida 33172

Jeffrey P. Krasnoff     President, LNR Property     760 N.W. 107 Ave
                        Corporation                 Suite 300
                                                    Miami, Florida 33172

Executive Officers:
-------------------

    Name:               Principal Occupation:        Business Address:

Shelly Rubin            Vice President-Finance,     760 N.W. 107 Ave
                        LNR Property Corporation    Suite 300
                                                    Miami, Florida 33172

Robert Cherry           Vice President, LNR         760 N.W. 107 Ave
                        Property Corporation        Suite 300
                                                    Miami, Florida 33172

Steven I. Engel         President, LNR Japan II,    c/o 760 N.W. 107 Ave
                        Inc.                        Suite 300
                                                    Miami, Florida 33172

Mark A. Griffith        President, Lennar Georgia   101 Marietta Street
                        Partners, Inc.              Suite 3600
                                                    Atlanta, Georgia 30303

David Levin             Vice President, Lennar      760 N.W. 107 Ave.
                        Capital Services, Inc.      Suite 314
                                                    Miami, Florida 33172

Ronald Schrager         President, Lennar Florida   760 N.W. 107 Ave.
                        Partners, Inc.              Suite 400
                                                    Miami, Florida 33172

David Team              President, Lennar Partners  18401 Von Karman Ave.
                        California, Inc.            Suite 540
                                                    Irvine, CA 96216

Michelle Simon          Corporate Counsel and       101 Marietta Street
                        Secretary, LNR              Suite 3600
                        Property Corporation        Atlanta, GA 30303

John T. McMickle        Controller/Assistant        760 N.W. 107 Ave.
                        Secretary, LNR Property     Suite 300
                        Corporation                 Miami, FL 33172

Margaret Jordan         Treasurer, LNR Property     760 N.W. 107 Ave.
                        Corporation                 Suite 300
                                                    Miami, FL 33172

                                                                 Schedule VII

                           ALLIED CAPITAL CORPORATION

Directors:
----------

   Name:                   Principal Occupation:           Business Address:

William L. Walton        Chairman and Chief Executive      1666 K Street, NW
                         Officer, Allied                   Washington, DC 20006

George C. Williams, Jr.  Managing Director, Allied         1666 K Street, NW
                                                           Washington, DC 20006

Brooks Browne            President of Environmental       1901 North Moore
                         Enterprises, Assistance Fund     Street, Suite 1004,
                                                          Arlington, Virginia
                                                          22209

John D. Firestone        Chairman, Secor Investments,     1101 30th Street, NW
                         Inc.                             Washington, DC 20007

Anthony T. Garcia                                         20 Windsor Road,
                                                          Summit, New Jersey
                                                          07901

Lawrence I. Hebert       President, Allbritton            800 17th Street, NW,
                         Communications                   Suite 301,
                                                          Washington, DC 20006

John Leahy               Maryland Consulting Group        30 E. Padonia Rd.,
                                                          Suite 505
                                                          Timonium, Maryland
                                                          21093

Robert E. Long           Chairman and Chief Executive     510 King Street,
                         Officer, Business News Network,  Suite 315
                         Inc.                             Alexandria, Virginia
                                                          22314

Warren K. Montouri       Montouri & Robertson             2440 Virginia Avenue,
                                                          NW, Suite D801,
                                                          Washington, DC 20037

Guy T. Steuart II        President, Steuart               5454 Wisconsin Avenue,
                         Investment Corporation           Suite 1600,
                                                          Chevy Chase, Maryland
                                                          20815

T. Murray Toomey, Esq.   The Offices of T.M. Toomey       4701 Sangamore Road,
                                                          Bathesda, Maryland
                                                          20816

Laura van Roijen                                          8696 Rogues Road

                                                          P.O.Box 50,
                                                          Casanova, Virginia
                                                          20139

    The names and principal occupations of the Executive Officers of Allied are as follows:

John M. Scheurer                                     Managing Director
Joan M. Sweeney                                      Managing Director
G. Cabell Williams, III                              Managing Director
Kelly A. Anderson                                    Principal
Scott S. Binder                                      Principal
Arthur S. Cooper                                     Principal
Robert J. Corry                                      Principal
Tricia Benz Daniels                                  Principal
Jon A. DeLuca                                        Principal
Jane M. Diven                                        Principal
Michael J. Grisius                                   Principal
Philip A. McNeil                                     Principal
Mary E. Olson                                        Principal
Suzanne V. Sparrow                                   Principal
Thomas H. Westbrook                                  Principal
Thomas H. Aiken                                      Officer
John W. Benton                                       Officer
Michael G. Carey                                     Officer
Jerome Conner                                        Officer
Tina L. DelDonna                                     Officer
Chris Elbualy                                        Officer
Mohamoud M. Garad                                    Officer
Mark A. Hayes                                        Officer
Stephen Hemgen                                       Officer
B. Philip Hummelt                                    Officer
Alexandra M. Johns                                   Officer
Stephen P. Kerrigan                                  Officer
Kristine M. Lansing                                  Officer
Patrick Leahy                                        Officer
Charles K. Mallory, IV                               Officer
Donna B. Natale                                      Officer
J. Benjamin Nye                                      Officer
Pete A. Papas                                        Officer
Peter M. Ramsey                                      Officer
J. David Richardson                                  Officer
Penni Roll                                           Officer
Ruth J. Semple                                       Officer
James P. Shevlin                                     Officer
Julie E. Svoboda                                     Officer
Gay S. Truscott                                      Officer

David M. Wellisch                                    Officer

    The business address of each of the persons listed above is Allied Capital Corporation's Headquarters, 1666 K Street, NW 9th Floor, Washington, DC 20006.

Richard E. Fearon, Jr.                               Principal
Alton M. Bathrick                                    Officer
Peter C. Fisher                                      Officer

    The business address of each of the persons listed above is Allied Capital Corporation's office at 401 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611.

John J. Hall, Jr.                                    Principal
Carr T. Preston                                      Principal
Bailey S. Barnard                                    Officer
Peter R. Hsu                                         Officer
Robert M. Monk                                       Officer

    The business address of each of the persons listed above is Allied Capital Corporation's office at One Maritime Plaza, Suite 1750, San Francisco, California 94111.

                                                                   Exhibit A


                                   RESOLUTIONS
                                       OF
                         CANDLEWOOD HOTEL COMPANY, INC,
                             a Delaware corporation
                          ADOPTED AT A SPECIAL MEETING
                            OF THE BOARD OF DIRECTORS
                              ON SEPTEMBER 19, 1997

                  ISSUANCE AND SALE OF SERIES A PREFERRED STOCK

Issuance and Sale of Series A Preferred Stock

    WHEREAS, pursuant to the Company's Restated Certificate of Incorporation, the Company is authorized to issue Five Million (5,000,000) shares of Preferred Stock, par value $.01 per share (the "Preferred Stock") with such rights, preferences and powers as may be determined by the Board of Directors; and

    WHEREAS, the Board of Directors (the "Board") has determined that it is in the best interests of the Company and the stockholders of the Company that the Company raise additional capital through the private placement and sale of a series of Preferred Stock of the Company with substantially such terms and conditions as are set forth on the term sheet attached hereto as Exhibit A; and

    WHEREAS, the Board has determined that it is in the best interests of the Company and the stockholders of the Company that there be designated 65,000 shares of its Preferred Stock as "Series A Cumulative Convertible Preferred Stock" (the "Series A Preferred Stock");

    NOW, THEREFORE, BE IT RESOLVED, that subject to the filing of the Certificate of Designations with the Secretary of State of the State of Delaware, the Company hereby designates and is hereby authorized to issue up to 65,000 shares of Series A Preferred Stock at a price no less than $1,000 per share, in one or more closings, pursuant to the terms and conditions as substantially set forth on the term sheet attached hereto as Exhibit A.

Stockholder Notification

    WHEREAS, the NASDAQ Stock Market ("NASDAQ"), in lieu of stockholder approval of the private placement offering at a stockholder meeting, has agreed to accept, (i) written consent of a majority of the shares of the Company (exclusive of shares issued in the private placement offering), (ii) approval of the Board of Directors of the Company, and (iii) notification to the stockholders of the Company of the private placement transaction, the terms and conditions of the issuance of the Series A Preferred Stock, and the closing procedures in connection with the offering;

    NOW, THEREFORE, BE IT RESOLVED, that, in conformance with the rules and requirements of the NASDAQ, the officers of the Company are hereby authorized and directed, for and on behalf of the Company, to send notification to the stockholders of the Company describing the private placement transaction, the terms and conditions of the issuance of the Series A Preferred Stock, and the closing procedures in connection with the offering.

Filing of Certificate of Designations

    RESOLVED FURTHER, that the Board hereby adopts, and officers of the Company are hereby authorized and directed, for and on behalf of the Company, to execute and file with the Secretary of State of the State of Delaware, the resolutions set forth in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the '"Certificate of Designations") the form attached hereto as Exhibit B.

Approval of Transactional Agreements

    RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed, for and on behalf of the Company, to execute and deliver a Stock Purchase Agreement, a Stockholders Agreement, a Registration Rights Agreement and any and all other agreements to be entered into by the Company and the purchasers of Series A Preferred Stock for the purpose of consummating the issuance and sale of the Series A Preferred Stock to such purchasers, which agreements shall be in the form and contain the terms and conditions as the officer or officers of the Company executing the agreements on behalf of the Company shall approve, the execution by such officer or officers of any such agreements to be conclusive evidence of such approval and the authorization of the Board granted hereby.

    RESOLVED FURTHER, that the officers of the Company are hereby authorized to execute and deliver to the purchasers temporary Series A Preferred Stock certificates representing the number of shares of Series A Preferred Stock purchased by such purchasers in the private placement offering until such temporary stock certificates can be exchanged for permanent stock certificates prepared by the Company's transfer agent.

    RESOLVED FURTHER, that such shares of Series A Preferred Stock, when issued, shall be duly authorized, validly issued, fully paid and nonassessable.

    RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed, for and on behalf of the Company, to provide for the issuance of the Series A Preferred Stock in two closings, the initial closing to involve the sale of 25,000 shares of the Series A Preferred Stock and the second closing to occur on the tenth day following the date of the notification to stockholders and to involve the sale of 40,000 shares of the Series A Preferred Stock.

Preferred Stock Certificate

    RESOLVED FURTHER, that the form of stock certificate attached hereto as Exhibit C be, and it hereby is, approved and adopted as the Series A Cumulative Convertible Preferred Stock Certificate of the Company.

Reservation of Shares for Issuance Upon Conversion

    RESOLVED FURTHER, that effective upon the closing of the offering, the Company hereby reserves for issuance upon conversion of the Series A Preferred Stock 6,842, 105 of its duly authorized and unissued shares of Common Stock, par value $.01 per share, or such lessor or greater number of shares of Common Stock as the then outstanding shares of Series A Preferred Stock are convertible into.

    RESOLVED FURTHER, that the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, when so issued, shall be duly authorized, validly issued, fully paid and nonassessable.

Blue Sky

    RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company, to take any and all action which they deem necessary or advisable in order to effect the registration or qualification (or exemption therefrom) of the Series A Preferred Stock for issue, offer, sale or trade under the Blue Sky or securities laws of any of the States or jurisdictions of the United States of America and in connection therewith to execute, acknowledge, verify, deliver, file or cause to be published any applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, and to take any and all further action which they may deem necessary or advisable in order to maintain any such registration or qualification for as long as they deem necessary or as required by law or by the underwriters of such securities.

    RESOLVED FURTHER, that there is hereby adopted the form of any and all resolutions required by any such authority or authorities to be filed in connection with such papers and documents if (1) in the opinion of the officers of the Company certifying the same the adoption of such resolutions is necessary or advisable, and (2) the Secretary of the Company evidences such adoption by inserting in the minutes of this meeting copies of such resolutions, which resolutions shall thereupon be deemed to be adopted by the Board and incorporated in the minutes of this meeting as a part of this resolution, with the same force and effect as if presented at this meeting.

Appointment of Pricing Committee

    RESOLVED FURTHER, that pursuant to the Bylaws of the Company, the Board hereby establishes a Pricing Committee comprised of the following Board members and representing the entire membership of the Pricing Committee: Jack P. DeBoer, Gary E. Costley, Warren D. Fix and Richard J. Ferris.

    RESOLVED FURTHER, that the Pricing Committee is hereby authorized and directed to negotiate the final terms and conditions of the offering of the Series A Preferred Stock, to the extent such terms are materially different from those approved by the Board of Directors, including, without limitation (i) the final form of the Stock Purchase Agreement, (ii) the number of shares of Series A Preferred Stock to be included in the offering on behalf of the Company, subject to the limits of issuance authorized by the Board, and (iii) the price to be received by the Company for the Series A Preferred Stock to be sold, net of expenses and the discounts and commissions payable to the placement agent.

                               AMENDMENT TO BYLAWS

    WHEREAS, it is deemed to be in the best interests of the Company and its stockholders that Section 3.1 of Article III of the Bylaws of the Company be amended to increase the authorized number of directors; and

    WHEREAS, it is deemed to be the best interests of the Company and its stockholders that Section 4.7 of Article IV of the Bylaws of the Company be amended to provide for a Chief Executive Officer as a separate officer, if necessary;

    NOW, THEREFORE, BE IT RESOLVED, that Section 3.1 of Article III of the Bylaws of the Company is hereby amended to read in its entirety as follows:

    Section 3.1 Number, Election and Tenure. The authorized number of directors which shall constitute the Board shall not be less than seven (7) nor more than ten (10). The exact number shall be determined from time to time by resolution of the Board. Until otherwise determined by such resolution, the Board shall consist of ten (10) persons. Directors shall be elected at the annual meeting of stockholders and each director shall serve until such person's successor is elected and qualified or until such person's death, retirement, resignation or removal. The directors need not be stockholders. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, if any, any and all directors of the corporation may be removed from office by the holders of the outstanding shares of Common Stock of the corporation at any annual or special meeting of stockholders of the corporation, the notice of which shall state that the removal of a director or directors is among the purposes of the meeting.

    RESOLVED FURTHER, that Section 4.7 of Article IV of the Bylaws of the Company is hereby amended to read in its entirety as follows:

         Section 4.7 President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation, unless such an officer is elected separately by the Board of Directors, and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of President and Chief Executive Officer of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

    RESOLVED FURTHER, that the above amendments to the Bylaws of the Company are hereby adopted and approved.

                            ELECTION OF NEW DIRECTORS

    WHEREAS, the Bylaws of the Company, as amended hereto, state that the authorized number of directors which shall constitute the Board of Directors shall not be less than seven (7) nor more than ten (10), with the exact number to be determined from time to time by resolution of the Board. Until otherwise determined by such resolution, the Board shall consist of ten (10) persons; and

    WHEREAS, the amendment to the Bylaws setting the number of directors at ten
(10) has created three vacancies thereby; and

    WHEREAS, the Bylaws of the Company provide that newly created directorships resulting in any increase in the authorized number of directors shall be filled solely by the affirmative vote of a majority of the directors then in office;

    NOW, THEREFORE, BE IT RESOLVED, that, subject to the closing of the offering and purchase of the $65 million of Series A Preferred Stock, Robert Cresci, Robert Morris and Frank Pados are unanimously elected to serve as directors in accordance with the Bylaws of the Company and until their successors are duly elected and qualified.

                GENERAL AUTHORITY AND RATIFICATION OF PRIOR ACTS

    RESOLVED FURTHER, that any officer of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to take such actions and to execute such other documents and instruments as such officer may deem necessary or advisable to carry out the purposes of the foregoing resolutions, the taking of such actions or the execution of such instruments or documents to be conclusive evidence of the necessity or desirability thereof.

    RESOLVED FURTHER, that all acts and things heretofore done by any such officer, or by any other employee or agent of the Company, on or prior to the date hereof, in connection with the transactions contemplated by the foregoing resolutions be, and the same hereby are, in all respects ratified, confirmed, approved and adopted as acts on behalf of the Company.

                                                                    Exhibit E


                                 FORM OF WARRANT

              THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
              NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THIS SECURITIES
              HAVE BEEN ISSUED OR SOLD IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND NEITHER THE SECURITIES NOR ANY INTEREST
              THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR
              OTHERWISE DISPOSED OF EXCEPT PURSUANT TO A
              REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT OR
              IN A TRANSACTION WHICH IS EXEMPT FROM THE
              REGISTRATION REQUIREMENTS OF SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.


              Warrants to Purchase       Date of Issuance:
----------    Common Stock                                ----------,--------

                        WARRANT CERTIFICATE REPRESENTING
                      WARRANTS TO PURCHASE COMMON STOCK OF
                         CANDLEWOOD HOTEL COMPANY, INC.

    FOR VALUE RECEIVED, Candlewood Hotel Company, Inc., a Delaware corporation (the "Company"), hereby certifies that ____________________ (the "Holder"), is the owner of the number of Warrants set forth above, each of which represents the right to purchase, at any time, from the Company, one share of Common Stock, par value $.01 per share (the "Common Stock"), of the Company (subject to adjustment as provided herein at the purchase price (the "Exercise Price") of $.01 per share of Common Stock, upon surrender hereof to the Company or its duly authorized transfer agent of the purchase price for the shares as to which the Warrant(s) represented by this Warrant Certificate are exercised, all subject to the terms and conditions hereof.

These Warrants shall be subject to the following terms and conditions:

    SECTION 1. Adjustments. The number of shares of Common Stock issuable upon exercise of each Warrant shall be subject to adjustment from time to time as follows:

         (a) Stock Dividends; Stock Splits; Reserve Stock Splits; Reclassifications. In case the Company shall (i) pay a dividend or make any other distribution with respect to its Common Stock in shares of any class or series of its capital stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (other than a reclassification in connection with a merger, consolidation or other business combination which will be governed by Section 1(g)), the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that the Holder of each Warrant shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company which such Holder would have been entitled to receive after the happening of any of the events described above had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto (with any record date requirement being deemed to have been satisfied). An adjustment made pursuant to this Section 1(a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

         (b) Rights; Options; Warrants. In case the Company shall issue rights, options, warrants or convertible or exchangeable securities (other than a convertible or exchangeable security subject to Section 1(a)) to all holders of its Common Stock, entitling them to subscribe for or purchase Common Stock (a "Right") at a price per share of Common Stock (determined in the case of such rights, options, warrants or convertible or exchangeable securities, by dividing
(x) the total amount receivable by the Company in consideration of the issuance of such rights, options, warrants or convertible or exchangeable securities, if any, plus the total consideration payable to the Company upon exercise, conversion or exchange thereof, by (y) the total number of shares of Common Stock covered by such rights, options, warrants or convertible or exchangeable securities) which is lower (at the record date for such issuance) than the then Market Value (as defined herein) per share of Common Stock, the number of shares of Common Stock thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of shares of Common Stock theretofore purchasable upon exercise of each Warrant by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible or exchangeable securities plus the number of additional shares of Common Stock offered for subscription or purchase or issuable upon conversion or exchange, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible or exchangeable securities plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at the then Market Value per share of Common Stock. Such adjustment shall be made whenever such rights, options, warrants or convertible or exchangeable securities are issued, and shall become effective retroactively immediately after the record date for the determination of shareholders entitled to receive such rights, options, warrants or convertible or exchangeable securities.

         (c) Issuance of Common Stock at Lower Values

 . In case the Company shall sell or issue any shares of Common Stock or Right (excluding (i) any Right issued in any of the transactions described in Section 1(a) or (b) above and (ii) any Company Securities (as defined in the Company's Certificate of Designation filed with the State of Delaware), then the number of shares of Common Stock thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of shares of Common Stock theretofore purchasable upon exercise of such Warrant by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such sale or issuance and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus the number of shares of Common Stock which the aggregate consideration received (determined as provided below) for such sale or issuance would purchase at such Market Value per share of Common Stock. For purposes of this Section 1(c), the shares of Common Stock which the holder of any such Right shall be entitled to subscribe for or purchase shall be deemed to be issued and outstanding as of the date of such sale and issuance and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such Right, plus the consideration or premiums stated in such Right to be paid for the shares of Common Stock covered thereby.

         (d) Distributions of Debt, Assets, Subscription Rights or Convertible Securities. In case the Company shall fix a record date for the making of a distribution to all holders of its Common Stock of evidences of its indebtedness, assets, cash dividends or distributions (excluding dividends or distributions referred to in Section 1(a) above and excluding distributions in connection with the dissolution, liquidation or winding up of the Company which will be governed by Section 1(g)(B) below) or securities (excluding those referred to in Section 1(a), Section 1(b) or Section 1(c) above), then in each case the number of shares of Common Stock purchasable after such record date upon the exercise of each Warrant shall be determined by multiplying the number of shares of Common Stock purchasable upon the exercise of such Warrant immediately prior to such record date by a fraction, the numerator of which shall be the Market Value per share of Common Stock immediately prior to the record date for such distribution and the denominator of which shall be the Market Value per share of Common Stock immediately prior to the record date for such distribution less the then fair value (as determined in good faith by the Board of Directors of the Company) of the portion of the assets, evidence of indebtedness, cash dividends or distributions or securities so distributed applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of shareholders entitled to receive such distribution.

         (e) Expiration of Rights, Options and Conversion Privileges . Upon the expiration of any rights, options, warrants or conversion or exchange privileges that have previously resulted in an adjustment hereunder, if any thereof shall not have been exercised, the number of shares of Common Stock issuable upon the exercise of each Warrant shall, upon such expiration, be readjusted and shall thereafter, upon any future exercise, be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange rights and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for issuance, sale or grant of all such rights, options, warrants or conversion or exchange rights whether or not exercised; provided, that no such readjustment shall have the effect of decreasing the number of shares issuable upon exercise of each Warrant by a number, in excess of the amount or number of the adjustment initially made in respect to the issuance, sale or grant of such rights, options, warrants or conversion or exchange rights.

         (f) De Minimis Adjustments . No adjustment in the number of shares of Common Stock purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of Common Stock purchasable upon the exercise of each Warrant; provided, however, that any adjustments which by reason of this Section 4.1(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest one-thousandth of a share.

         (g) Consolidation, Merger, Etc. (A) Subject to the provisions of Subsection (B) below of this Section 1(g), in case of the consolidation of the Company with, or merger of the Company with or into, or of the sale of all or substantially all of the properties and assets of the Company to, any Person and in connection therewith consideration is payable to holders of Common Stock (or other securities or property purchasable upon exercise of Warrants) in exchange therefor, the Warrants shall remain subject to the terms and conditions set forth in this Warrant Certificate and each Warrant shall, after such consolidation, merger or sale, entitle the Holder to receive upon exercise the number of shares of capital stock or other securities or property (including cash) of the Company, or of such Person resulting from such consolidation or surviving such merger or to which such sale shall be made, as the case may be, that would have been distributable or payable on account of the shares of Common Stock (or other securities or properties purchasable upon exercise of Warrants) if such Holder's Warrants had been exercised immediately prior to such merger, consolidation or sale (or, if applicable, the record date therefor); and in any such case the provisions of this Agreement with respect to the rights and interests thereafter of the Holders of Warrants shall be appropriately adjusted by the Board of Directors of the Company in good faith so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or any property thereafter deliverable on the exercise of the Warrants.

    (B) Notwithstanding the foregoing, (x) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, another Person and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (y) in the event of the dissolution, liquidation or winding up of the Company, then the Holders of Warrants shall be entitled to receive distributions on the date of such event on an equal basis with holders of Common Stock (or other securities issuable upon exercise of the Warrants) as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the right of a Holder shall terminate and cease and such Holder's Warrants shall expire.

         (h) In addition to the foregoing adjustments, the Board of Directors of the Company may make any other adjustment to increase the number of shares of Common Stock or other securities or property issuable upon exercise of Warrants as it may, in good faith, deem desirable to protect the rights and benefits of Holders. In addition, the Company may from time to time increase the number of shares of Common Stock or other securities or property issuable upon exercise of Warrants, provided that any such increase must be effective for at least 30 calendar days, and must be preceded by written notice of such increase to the Holders, which notice must be mailed at least 30 calendar days prior to the effective date of such increase. Any such increase shall not alter or adjust the Exercise Price.

SECTION 2. Definition of Market Value. Unless otherwise set forth in this Warrant Certificate, "Market Value" shall mean the last reported sale price of the applicable security as reported by National Association of Securities Dealers, Inc. Automatic Quotation System, National Market System, or, if the applicable security is listed or admitted for trading on a securities exchange, the last reported sales price of the applicable security on the principal exchange on which the applicable security is listed or admitted for trading (which shall be for consolidated trading if applicable to such exchange), or if neither so reported or listed or admitted for trading, the last reported bid price of the applicable security in the over-the-counter market. In the event that the Market Price cannot be determined as aforesaid, the Board of Directors of the Corporation shall determine the Market Price on the basis of such quotations as it in good faith considers appropriate. The Market Value shall be such price averaged over a period of 20 consecutive business days ending 2 days prior to the day as of which "Market Value" is being determined.

SECTION 3. Stock to be Reserved. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all liens and charges with respect to the issue thereof. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation or agreement, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed.

SECTION 4. Closing of Books. The Company will at no time close its transfer books against the transfer of any Warrants or of any shares of Common Stock issued or issuable upon the exercise of any Warrants in any manner which interferes with the timely exercise of such Warrants.

    IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.


                                CANDLEWOOD HOTEL COMPANY, INC.


                                By
                                  ------------------------------
                                  Name:
                                  Title:

                              FORM OF SUBSCRIPTION

                          DATE: _______________, 19___


TO: CANDLEWOOD HOTEL COMPANY, INC.

    The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such Warrants for, and to purchase thereunder, __________ shares of Common Stock of CANDLEWOOD HOTEL COMPANY, INC. (the "Company") and herewith makes payment of $_______________ to the Company, and requests that the certificate of such shares be issued in the name of, and be delivered to ________________________, whose address is _________________________________________________.



                                (Name of Holder)

                             (Authorized Signatory)

                                    (Address)